Exhibit 99.1

Maxar Technologies' DigitalGlobe Awarded Imagery Contract Extension with U.S. Government

Extension of EnhancedView Follow-On contract with U.S. National Reconnaissance Office through 2023

Provides for 5-years continuity of service with potential additional contract value of $900 million

Demonstrates Maxar's unique and unrivaled imagery capabilities to serve critical U.S. government missions

Significant milestone in Maxar's growth strategy and supports WorldView Legion investment

WESTMINSTER, CO, Nov. 6, 2018 /CNW/ - DigitalGlobe, a Maxar Technologies company (NYSE: MAXR) (TSX: MAXR), today announced that it has signed a three-year extension of its existing EnhancedView Service Level Agreement (SLA) with the U.S. National Reconnaissance Office (NRO), reinforcing the U.S. Government's continuing demand for commercial imagery and confidence in DigitalGlobe's current and future capabilities. The agreement, now known as EnhancedView Follow-On (EVFO), adds three option years to the current contract under the same terms and value of $300 million per year, providing continuity of service and revenue visibility potentially through August 2023 and adding $900 million of cumulative backlog.

"The EnhancedView contract extension demonstrates our ongoing mission-critical role in providing commercial imagery across the U.S. Government user community. It recognizes the outstanding support delivered by the DigitalGlobe team over many years, providing the U.S. Government with unrivaled value while expanding the scope of our partnership," said Howard Lance, Maxar President and CEO. "The U.S. Government's confidence in our current and future capabilities validates the investments we continue to make that position us as a leader in the new space economy. With unique end-to-end solutions and capabilities, Maxar is well-positioned for increased growth and value creation as we continue executing on our priorities and serving our customers."

The extended SLA continues DigitalGlobe's long-standing commitment to enabling U.S. Government users to make confident and informed decisions using the highest resolution and most accurate and reliable commercial satellite imagery available. The terms of EVFO provide for continuity of capacity as our GeoEye-1, WorldView-1 and WorldView-2 satellites reach end of life, by accessing capacity on the WorldView Legion constellation currently under construction. WorldView Legion will provide increased imaging capacity for government and commercial customers and higher re-visit collections when the constellation is launched in 2021. As previously announced, the NRO assumed responsibility for the EnhancedView SLA on Sept. 1, 2018 when it exercised the first of two remaining contract option years.

DigitalGlobe has also finalized a separate contract to further integrate its imagery production, distribution and operations with U.S. Government systems through a secure, cloud-based infrastructure. The additional government-funded integration will allow for closer interoperability and facilitates continuity between current and future ground and space architectures.

"For nearly 20 years, DigitalGlobe has been a trusted partner of the U.S. Government, delivering capabilities with superior quality, cost and reliability," said Dan Jablonsky, DigitalGlobe President. "We are proud to support the U.S. Government mission, and the extension of the EnhancedView Follow-On will allow for continuity of the mission-critical support we provide, enhancing national security and allowing decisions to be made with confidence."

About DigitalGlobe

DigitalGlobe is the global leader in commercial high-resolution satellite imagery used by decision makers to better understand our changing planet in order to save lives, resources and time. Sourced from the world's leading constellation, our imagery solutions deliver unmatched coverage and capacity to meet our customers' most demanding mission requirements. Each day customers in defense and intelligence, public safety, civil agencies, map making and analysis, environmental monitoring, oil and gas exploration, infrastructure management, navigation technology, and providers of location-based services depend on DigitalGlobe data, information, technology and expertise to gain actionable insight. DigitalGlobe is a Maxar Technologies company (NYSE: MAXR; TSX: MAXR). For more information visit www.DigitalGlobe.com.

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements

Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to, the risk factors and other disclosures about the Company and its business included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact
Jason Gursky
Maxar Technologies
1-303-684-2207
jason.gursky@maxar.com

Media Contact
Kristin Carringer
DigitalGlobe
1-303-684-4352
kristin.carringer@digitalglobe.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2018/06/c4458.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 07:00e 06-NOV-18